Exhibit 99.1

POSCO

2017 CEO Forum

lQ Operating Performance(Preliminary)

POSCO’s New Mid-term Strategy

m Q&A

This material was created from information as of March 30, 2017 and contains uncertainties. The material s accuracy and completeness are not guaranteed. It should be notified that projections indicated in this material can be significantly different from the actual results due to sudden change in business conditions in major business areas and variables such as domestic and overseas changes that can affect other management conditions and financial performance. In the case of investing or considering investment in securities of issuers that are mentioned in this material, independent investigation and evaluation must be carried out on the specific companies and their securities.

1 lQ Operating Performance(Preliminary)

This material was created from information as of March 30, 2017 and contains uncertainties. The material s accuracy and completeness are not guaranteed. It should be notified that projections indicated in this material can be significantly different from the actual results due to sudden change in business conditions in major business areas and variables such as domestic and overseas changes that can affect other management conditions and financial performance. In the case of investing or considering investment in securities of issuers that are mentioned in this material, independent investigation and evaluation must be carried out on the specific companies and their securities.

1Q Operating Performance(Preliminary)

Parent Performance (Production/Sales)

Production and sales volume reduced QoQ due to P)#3 BF revamping

[ Carbon Steel/STS Production ]

(thousand2016.1Q2016.4Q2017.1Q

( Crude Steel Production )    ( Product Sales/Production ) tons)

Carbon8,3048,5088,188

(thousand tons)STS466499480

9,624    [ 2017 Maintenance Plan ]

9,185

9,064    9,083 8,7701Q2Q3Q4Q

Production    9,0078,668

8,7408,667BlastP)*#3 BF** (Feb~Jun)

Sales    Furnace

#2 HR Mill (Mar)

#3 Plate Mill(Apr~May)

P)#1 HR Mill(May~Jun)

Rolling

MillG)*#3HR Mill(Oct~Nov)

2016.1Q    2016.4Q 2017.1Q2016.1Q2016.4Q2017.1QG) #3CR Mill(Sep~Dec)

G)New #7 CGL(Apr)

P) Pohang Works, G) Gwangyang Works

BF : Blast Furnace

4

POSCO CEO Forum March 30, 2017

[Graphic Appears Here]

1Q Operating Performance(Preliminary)

Parent Performance (Income)

Revenue increased on sales price hike driven by rising raw material prices, OP margin recovered at 10% range


【 Revenue】
Carbon Steel
Sales Price
(thousand KRW/ton)
551
583
667
5.767
6.442
6.990
2016.1Q
2016.4Q
2017.1Q
【 OP/NP 】
OP
Margin
10.1%
7.6%
10.6%
(billion KRW)
Operating
Profit
Net
Profit
582
446
488
450
740
780
2016.1Q
2016.4Q
2017.1Q

[WP* Sales/Export Ratio]

	2016.1Q	2016.4Q	2017.1Q
WP Sales Ratio	44.5%	51.0%	53.3%
Export Ratio	51.6%	49.1%	47.7%

*WP(World Premium): POSCO's high-end products

[Financial Structure]

	2016.1Q	2016.4Q	2017.1Q
Liabilities to Equity	19.2%	17.4%	17.0%
Net Debt (bn KRW)	-356	-109	-15

POSCO CEO Forum | March 30, 2017

5

1Q Operating Performance(Preliminary)

Consolidated Performance (Income)

Operating profit exceeded 1tn KRW backed by

improved performance of E&C division and overseas steel business

( Revenu     ( OP/NP )( Financial Structure )

e )

8.2%

OP     77%

Margin 5.3%    3.1% Liabilities74%

15,017 14,600     to Equity70%

12,461     Ratio

1,200(billion KRW)

800Net Debt 15,489

Operating     15,082

Profit    660 14,600

472

Net    338 Cash8,514

Profit     Balance7,623 7,600

14

2016.1Q 2016.4Q 2017.1Q    2016.1Q 2016.4Q 2017.1Q 2016.1Q 2016.4Q 2017.1Q

6

POSCO CEO Forum March 30, 2017

1Q Operating Performance(Preliminary)

Consolidated Performance (Aggregation of each sector)

Steel division saw profit growth on upward trend of global steel price, aggregated operating profit enhanced significantly due to recovery of E&C division

RevenueOperating Profit

(billion KRW)

2016.1Q    2016.4Q2017.1Q2016.1Q2016.4Q2017.1Q

Steel    10,052 11,51812,140551636910

Trading    6,147 7,7987,7701097990

E&C    1,791 2,0041,7407-359110

Energy    456 591460435960

ICT    209 261230102015

Chemicals/

Materials, etc.    586 650600114320

Total    19,241 22,82222,9407314781,205

POSCO CEO Forum March 30, 2017

1Q Operating Performance(Preliminary)

Domestic Subsidiaries (Income)

POSCO Daewoo s revenue and operating profit rose,

POSCO E&C turned profit

( POSCO Daewoo )    ( POSCO E&C ) ( POSCO Energy )

(billion KRW)

4,537    4,690

1,734

567

1,440430

5586120

Revenue

Operating5455

Profit-308

‘16.4Q    ’17.1Q ‘16.4Q ‘17.1Q’16.4Q’17.1Q’16.4Q ‘17.1Q’16.4Q’17.1Q’16.4Q ‘17.1Q

( POSCO Chemtech )     ( POSCO( POSCO

ICT )C&C )

280    278 250220213218

30292011

1510

‘16.4Q    ’17.1Q ‘16.4Q ‘17.1Q’16.4Q’17.1Q’16.4Q ‘17.1Q’16.4Q’17.1Q’16.4Q ‘17.1Q

8

POSCO CEO Forum    March 30, 2017

1Q Operating Performance(Preliminary)

Overseas Steel Subsidiaries (Income)

Zhangjiagang STS and P-Maharashtra generated higher profits, PT-KP and SS-VINA narrowed operating loss

【 PT-KP 】


(billion KRW)
339
400
Revenue
Operating Profit
-26
-13
'16.4Q
'17.1Q
'16.4Q
'17.1Q

【 ZPSS(Zhangjiagang STS) 】


672
790
37
47
'16.4Q
'17.1Q
'16.4Q
'17.1Q

【 SS-VINA 】


81
120
-17
-6
'16.4Q
'17.1Q
'16.4Q
'17.1Q

【 P-Vietnam 】


150
160
2
4
'16.4Q
'17.1Q
'16.4Q
'17.1Q

【 P-Maharashtra 】


252
280
22
27
'16.4Q
'17.1Q
'16.4Q
'17.1Q

【 P-Mexico 】


140
150
6
8
'16.4Q
'17.1Q
'16.4Q
'17.1Q

POSCO CEO Forum | March 30, 2017
9

Business Plan

20162017

POSCO

Revenue    (trillion KRW) 24.325.6

- Crude Steel Production    (million tons) 37.537.0

- Product Sales    (“) 35.934.6

Capex    (trillion KRW) 2.02.6

Net Debt    (“) -0.1-1.4

Consolidated

Revenue    (trillion KRW) 53.154.8

Capex    (“) 2.53.5

Net Debt    (“) 15.113.4

POSCO CEO Forum March 30, 2017

10

lQ Operating Performance(Preliminary)

POSCO’s New Mid-term Strategy

m Q&A

This material was created from information as of March 30, 2017 and contains uncertainties. The material s accuracy and completeness are not guaranteed. It should be notified that projections indicated in this material can be significantly different from the actual results due to sudden change in business conditions in major business areas and variables such as domestic and overseas changes that can affect other management conditions and financial performance. In the case of investing or considering investment in securities of issuers that are mentioned in this material, independent investigation and evaluation must be carried out on the specific companies and their securities.

IFBuilding base for another 50 yearsJJ

POSCO’s NEW Mid-term Strategy (‘17-‘19)

March 30, 2017 pasco

Achievement of IP* (1st term)

* IP: Innovation POSCO

II New Mid-term Strategy (2nd term)

III Mid-term Management Target & Future Landscape

I Achievement of IP (1st term)

1. Purpose of IP and Main Agenda 2. Achievements

New Mid-term Strategy (2nd term)

Mid-term Management Target & Future Landscape

I. Achievement of IP (1st term)

1. Purpose of IP and Main Agenda

Pursued IP * to overcome crisis and gain trust

* IP : Innovation POSCO

Internal Condition

- Expanded unprofitable businesses from investing focused on growth
  - Excessive expansion in materials and infrastructure
- Continued loss-making in overseas steel business
  - '14) -0.1tn KRW, '15) -0.4tn KRW

External Environment

- Steel oversupply and worsening margin Squeeze
  - 500 mil ton oversupply in 2013, decrease in operating profit margin
- Lost trust in company
  - Building a slush fund by E&C, suspicion on acquiring insolvent company

Sound growth in quality

Building trust internally and externally

1 Strengthen core steel competitiveness

- Increase WP product ratio (31% in 2013→ 47% in 2016)
- Save accumulated 1tn KRW by extreme cost saving and eliminating waste

2 Restructure biz. and improve financial structure

- 126 cases of restructuring finished including non-core subsidiaries, low profit-making assets
- 5.8tn KRW worth financial improvement (proceeds 4.5, debt reduction 1.3tn KRW)

3 Select and concentrate new growth business

- Smart Exit from non-core business such as urban mining and LED
- Develop original technology of energy materials incl. Li/Ni and build base for commercialization

4 Innovate management infrastructure

- Establish ethical management system and settle market-friendly transaction environment
  - Operate One Strike Out rule on 4 unethical practices* and three 100% principles on competition/disclosure/documenting

* Bribery, embezzlement, violation of sexual harassment, information falsification

4 Innovation Agenda Items Pursued under New Vision "POSCO the Great"

I. Achievement of IP (1st term)

2. Achievements_① Created momentum for performance turnaround

(Parent) Restored double digit OP margin, (Consolidated) Net income rebounded

- **POSCO's parent op margin improved by 3.5%p from 2013, first to record double digit op margin since 2011**
  - Operating profit rose by +0.4tn KRW backed by internal efforts(+2.8tn) in spite of unfavorable market environment(-2.4tn)
- **Consolidated op margin improved by 0.6%p from 2013 on performance recovery of overseas steel mills despite sluggish performance of non-steel business in 2016**


(trillion KRW)
[Parent]
[Consolidated]
OP Margin
Operating Profit
Net Income
7.3
8.0
8.7
10.8%
+3.5%p
2.2
1.6
2.4
1.1
2.2
1.3
2.6
1.8
+0.4tn
+0.2tn
'13
'14
'15
'16
(vs.'13)
4.8
4.9
4.1
5.4%
+0.6%p
3.0
1.3
3.2
0.6
2.4
-0.1
2.8
1.0
-0.2tn
-0.3tn
'13
'14
'15
'16
(vs.'13)


(Parent) OP Change
External Elements: -2.4tn
Internal Efforts : +2.8tn
(trillion KRW)
2.2
2013
Contraction of mill margin due to market slowdown
-3.5
-0.1
F/X-related
+1.2
Sub-material cost reduction
+1.3
Improving Profitability
+1.0
Expanding WP sales
+0.5
Saving cost
2.6
2016
+0.4

☞ **Regain confidence and secure driving force to strengthen competitiveness**

I. Achievement of IP (1st term)

2. Achievements_2 Improved financial structure/cash flow

Recorded the lowest liabilities/equity ratio(parent-based) since foundation

Parent-based net debt turned (-), liabilities/equity ratio marked record low of 17.4%

Consolidated net debt recorded lowest since 2011 turning financial structure from borrowing to creating cash surplus

(Parent)    (Consolidated)

Liabilities to     23.8878.4

Equity Ratio    28.2 19.317.4%-10.8%p84.374.0%-10.3%p

Debt/EBITDA    2.2 1.64.74.7-0.6 times

1.31.0 times-1.2 times4.5

4.1 times

Net Debt    5.0 4.219.122.216.515.1tn

(Debts- cash balance)     0.4-0.1tn-5.1tn KRW-4.0tn KRW

(tn KRW)    2013 201420152016Vs. 20132013201420152016Vs.2013

I. Operating

activities    4.5 3.44.22.7-1.83.62.06.34.2+0.6

II. Capex    4.3 3.02.02.0-2.38.85.42.72.5-6.3

III. Financial

activities    0.9 -1.80.4-1.3-2.25.81.5-0.1-2.7-8.5

_     Build base for elevated corporate value and future growth

I Achievement of IP (1st term)

New Mid-term Strategy (2nd term)

Business Environment and Main Agenda

Core Strategy

III Mid-term Management Target & Future Landscape

Ⅱ. New Mid-term Strategy (2nd term)

1. Business Environment and Main Agenda

Respond to future trend and business environment with new strategy

【Business Environment】

Internal Conditions

- **Enhance steel business competitiveness and restore profitability**
  - Recovered highest operating profit margin level in industry
    *Parent-based 10.8% in 2016
  - Overseas steel business turned profit by obtaining operating stability and cost-saving
- **Delay in performance improvement of non-steel biz**
  - Worsened profitability of P-E&C and P-Energy, Insufficient restructuring on subsidiaries by business sector

External Environment

- **Spread of steel protectionism, Integration among steelmakers**
  - Increase of AD/CVD issue with POSCO's major export countries incl. U.S.
  - (China) Baoshan+Wuhan→Baowu Steel Group, (Japan) NSSMC acquires Nisshin
- **Accelerated industrial paradigm change on innovative technology advancement**
  - Smart production, eco-friendly vehicles, technology conversion, etc.

【Main Agenda】

1. Advance Steel Business based on Original Technology
2. Improve Profitability of Non-steel Sector
3. Pursue Future Growth based on Differentiated Capabilities
4. Smartization of Group Business

Continue to make globally top level profits from steel sector and foster future growth business

II. New Mid-term Strategy (2nd term)

2. Core Strategy_I Advance steel business based on original technology

Raise WP* sales in quantity and quality and upgrade solution marketing

* WP : World Premium consists of World Best/First/Most

Core Strategy

60% WP sales portion and WP+ strategy

- Approach with premium product focusing on high-end steel

WP    Superior marketability and

WB    profitability among WB products WP+

WP+    All volume designated as Global Top

WF    WP+ with leading technology technology

Maximize

WM    Superior marketability and profitability

profitability among WM products

Upgrade solution marketing, Expand dominance

Innovative    - Innovate speed, value and grade

- Facilitate communication with customers

Digital    based on information technology

Tailored    - Provide customized package solution

Targets

20 mil tons of WP sales volume

20 mil tons

19

17

16

60%

Sales 57 portion 52

16 17 18 19

* Operating profit margin —WP 18%WP+ 25%

6.5 mil tons of solution -related sales

6.5 mil tons

5.5 3.9 4.5

16 17 18 19

Ⅱ. New Mid-term Strategy (2nd term)

2. Core Strategy_① Advance steel business based on original technology

Commercialize original steel technology and strengthen cooperation with overseas local mills

Core Strategy

- **Intensive development of next-generation products responding to Mega Trend**
  - Develop 11 products incl. steel for future vehicles/environment-friendly energy/next-generation construction
  - Dominate Giga Steel* market by applying it to most of auto steel

  * Steel with high formability and ultra high strength (980Mpa and higher tensile strength)

- **Showcase successful SPB* model by solidifying innovative technology engineering**
  - Cooperative business with steelmakers related with original technology (Giga Steel, high-Mn steel, etc.)

  * Solution-based Platform Business

- **Retain stable business and reduce trade risks in cooperation with local mills**
  - Extend sales network and ensure stable procurement in local areas
  - Resolve trade issues by having close ties with local mills

Targets

110 and more FFT*, WF, WB


116 Cases
82
111
114
'16
'17
'18
'19

* FFT : Family Flagship Technology

500 bn KRW Operating Profit from overseas steel biz.


500 bn KRW
200
'16
'19

※ Aggregation of overseas upstream/downstream mills

II. New Mid-term Strategy (2nd term)

2. Core Strategy_II Improve profitability of non-steel sector

Streamline business divisions within subsidiaries and secure differentiated competitiveness

Core Strategy

Complete restructuring of low profit and non-core

subsidiaries and assets

- Reach target of 149 cases from 2014 to 2017 (23 cases aimed at 2017)

Streamline low profit-making businesses

- Successful restructuring of steel trading and E&C business division

- Start reorganization of energy business including fuel cell business

Differentiate strength in each business division by

securing core capabilities

Trading    - Solution trading incl. steel, food, auto parts

Infrastructure    - Internalize FEED* capacity and prevent project risks

Energy    - Efficiently run power plant business and improve

profit-making structure

Materials    - Develop WF product technology(cathode/anode, needle cokes)

* FEED : Front End Engineering Design

Targets

Financial improvement from restructuring 1.2tn KRW(17)

0.9

0.3tn KRW

Proceeds Debt Reduction

OP up by 0.6tn KRW annually

Cost-saving by exit from loss-making business and internal integration

Non-steel OP 1.5tn KRW

1.5tn KRW

0.6

14~ 16    19

3 year avg.

Aggregation of non-steel subsidiaries

II. New Mid-term Strategy (2nd term)

2. Core Strategy_III Pursue future growth based on differentiated capabilities

Commercialize original Li/Ni technology and mass produce light-weight materials

Core Strategy

[Energy storage materials] Prepare for mass production

of Li and Ni in the long term

Li

- Operate 2,500 ton size capacity in Gwangyang from Feb. 2017

- Secure technology to diversify materials and exclusive saltlake

Ni—Complete development of original technology by verifying

1,000 ton size PP3*

- Build base for production of 20,000 tons in the long term

* PP3: Pilot Plant 3

[Light-weight materials] Mg steel Lead wide-width sheets and Ti alloy market

Mg    - Develop high-functional alloy and low-cost manufacturing technology

- Mass produce Mg steel for high-end vehicles and IT industry

Ti    - Enter first into area of Ti alloy rolling

- Achieve production of Ti material for aviation industry

domestically from 2019

Targets

Revenue from Li/Ni higher

than 1tn KRW

Li 600bn KRW

Ni

400 420

200 250

20

19 20 22 25

Revenue from Mg/Ti

300bn KRW

Wide-width Mg steel

Ti alloy 160bn KRW

140

90 110

70 70

30 40

19 20 22 25

Ⅱ. New Mid-term Strategy (2nd term)

2. Core Strategy_③ Pursue future growth based on differentiated capabilities

Expand gas mid-stream and overseas IPP business and foster POSCO-type Micro Grid business

Core Strategy

- **[Gas/Power Plant] Expand gas midstream and global IPP businesses**

Gas



- Add new capacity in storage tanks and build hub in Northeast Asia
- Joint venture in LNG trading

Power Plant



- Accelerate group-wide participation in IPP projects in strategic countries

* Strategic countries : Myanmar, Indonesia and other countries where POSCO has already entered

- **[Renewable Energy] Dominate the City Grid market by developing POSCO-type Micro Grid**

- Micro Grid : Combine new and renewable energy+ESS+IoT and establish business in island areas
- City Grid : Utilize group-wide power generating infrastructure and launch power providing service in each city preparing for an open electricity market



- Solar power platform : Develop and commercialize solar roof & wall models

Targets

Revenue from Gasfield/ overseas IPP 4.8tn KRW


Gasfield
Overseas IPP
3.6tn KRW
1.2
0.8
0.6
0.1
0.3
0.1
0.2
'17
'19
'22
'25

Micro Grid Revenue 4.5tn KRW


4.5tn KRW
Product Development
0.4
1.0
~'19
'20
'22
'25

II. New Mid-term Strategy (2nd term)

2. Core Strategy_4 Smartization of Group Business

Push forward business transformation based on smartization

Smartization     Biz. Transformation

Smart

Factory

(POSCO)    _ Differentiated cost structure and

quality competitiveness

Smart

Smart Factory Apps Smart B&C Apps Smart Energy Apps    B&C

(P-E&C)    _ Distinguish business and strengthen

competitiveness of construction cost

Smart

01     0101

10     1010

01    IoT based Smart 01 Sensing01Energy_ Secure cost competitiveness of plants

00     0000

Smart Factory    Smart B&C Smart Energy(P-Energy)and create new businesses

* VPP : Virtual Power Plant

II. New Mid-term Strategy (2nd term)

2. Core Strategy_4 Smartization of Group Business

Boost competitiveness by creating Smart POSCO in phases

Current Phase

Automation    Smartization SmartSolution

* BIM : Building Information Management

Strengthen Core Competitiveness : Increase operating profit by fortifying competitive edge

Targets     in cost and quality

Identify    opportunities for new growth : Expand revenue from new profit-making business models

I Achievement of IP (1st term)

II New Mid-term Strategy (2nd term)

Mid-term Management Target & Future Landscape

Financial Targets

Future Landscape

Management Innovation

III. Mid-term Management Target &

1. Financial Targets Future Landscape

Reach 5tn KRW of consolidated operating profit and recover credit rating of A

5

2.8

‘16 ‘19

Upgrade profit-making

structure in steel sector

and enhance profitability

of non-steel sector

Debt/EBITDA

4.1

2.7

22.7

20.3

Debt

‘16 ‘19

Continue to improve

financial structure by cutting

15% group-wide net debt

2.5

0.1

‘16 ‘17~‘19

Increase investment in

future growth business

- 1tn KRW in energy storage

materials, etc.

III. Mid-term Management Target &

2. Future Landscape Future Landscape

Step further as a _GlobalGlobal Top Company_ based on Differentiated Competitiveness and Smartization lf’Strong & Smart POSCOJJ

Business Balance Regional Balance

~Steel & Non-steel    Software Business~Domestic & Overseas

Profit Ratio     Sales Ratio

so: so%     so : so%

~

8,4)6v

,    11.

#Jii

‘~~11retDe

“ lo ‘P~t~e/Jt

,

Outside-In    Clean Energy

Hardware &    SoftwareBalance50:SO %

III. Mid-term Management Target &

3. Management Innovation Future Landscape

Maximize shareholders value by eliminating management risks caused by external factors

First, we won t accept eradicate any request from outside parties to political-business collusion.

In the case of receiving requests, detailed information will be disclosed and documented on the basis of tight investigation process

Gradually spread and operate the Clean POSCO System in all subsidiaries

Second, we foster management successors will create a systematic process to so that we can prevent external risks.

Top Talents who are future candidates for management level will take key strategic posts

Raise objectivity and transparency by holding regular meetings with the CEO

Candidate Recommendation Committee

lQ Operating Performance(Preliminary)

POSCO’s New Mid-term Strategy

m Q&A

This material was created from information as of March 30, 2017 and contains uncertainties. The material s accuracy and completeness are not guaranteed. It should be notified that projections indicated in this material can be significantly different from the actual results due to sudden change in business conditions in major business areas and variables such as domestic and overseas changes that can affect other management conditions and financial performance. In the case of investing or considering investment in securities of issuers that are mentioned in this material, independent investigation and evaluation must be carried out on the specific companies and their securities.

This material was created from information as of March 30, 2017 and contains uncertainties. The material s accuracy and completeness are not guaranteed. It should be notified that projections indicated in this material can be significantly different from the actual results due to sudden change in business conditions in major business areas and variables such as domestic and overseas changes that can affect other management conditions and financial performance. In the case of investing or considering investment in securities of issuers that are mentioned in this material, independent investigation and evaluation must be carried out on the specific companies and their securities.

Appendix

Global Steel Demand

Domestic Steel Demand

Raw Materials Outlook

This material was created from information as of March 30, 2017 and contains uncertainties. The material s accuracy and completeness are not guaranteed. It should be notified that projections indicated in this material can be significantly different from the actual results due to sudden change in business conditions in major business areas and variables such as domestic and overseas changes that can affect other management conditions and financial performance. In the case of investing or considering investment in securities of issuers that are mentioned in this material, independent investigation and evaluation must be carried out on the specific companies and their securities.

Global Steel Demand

China's Steel Market

"As demand grows and restructuring speeds up, steel price is on upward trend"

- ✓ Steel market recovering amid continued sound growth of steel demand
  - Steel PMI in Feb.2017 showed highest since Apr. 2016
- ✓ Chinese government expressed strong commitment in annual Two Sessions to accelerating steel restructuring
  - 50million tons of capacity planned to be cut in 2017
  - Steel export in Feb.2017 recorded lowest in 3 years indicating that oversupply is gradually resolved

【China's Steel Price and Steel PMI】



398
419
425
438
504
567
560
569
546
Domestic HR Price (U$/ton)
Steel PMI
50.2
50.1
49.5
50.7
51.0
47.6
49.7
51.4
'16.7
8
9
10
11
12
'17.1
2
3

* CRU(2017.3), China Federation of Logistics and Purchasing(2017.3)

Steel Demand in Major Countries

"Marginal increase of global steel demand continues led by demand growth in emerging countries"

- ✓ With China's policy to expand infrastructure investment, global steel demand growth rate will likely be higher than expected early this year
- ✓ Demand in India, Southeast Asia, and other emerging countries is forecast to grow at 5~6% while moderate recovery of demand is to be seen in developed countries

【Steel Demand Outlook】 (million tons)

	2014	2015	2016	YoY	2017(f)	YoY
U.S.	107.0	96.1	93.0	-3.2%	95.8	3.0%
EU	149.3	153.6	154.8	0.8%	156.9	1.4%
China	710.8	672.3	681.0	1.3%	677.0	-0.6%
India	76.1	80.1	84.4	5.4%	89.1	5.7%
ASEAN	62.1	65.1	70.5	8.3%	75.0	6.3%
MENA	72.5	72.0	72.4	0.6%	73.3	1.2%
World	1,544	1,499	1,511	0.8%	1,522	0.7%

* World Steel Association(2016.10), POSRI(2017.3)

POSCO CEO Forum | March 30, 2017
34
posco

Domestic Steel Demand

Demand Outlook

Automobile    Shipbuilding

With slowed contraction of domestic    1H 2017 will see a drop in shipbuilding

demand and recovery in export volume,    volume due to a drastic plunge of new

1H production will decrease at minimal    orders in 2016

level

(Production)    (thousand cars) (Construction)(million GT)

1,071 1,197     1,1307.86.7

1,044

4.65.6

2016.1Q 4Q    2017.1Q 2Q2016.1Q 4Q2017.1Q2Q

* Clarkson(2017.3), POSRI(2017.3)

Construction

Despite slow public sector demand, sound growth of construction investment is forecast driven by a rise in order-taking (Investment)

(YoY)

11.8% 9.6% 8.1%

6.4%

2016.1Q 4Q 2017.1Q 2Q

* Bank of Korea(2017.2) , POSRI(2017.3)

* Korea Automobile Manufacturers Association(2017.3), POSRI(2017.3)

Steel Demand and Supply Outlook

(million tons)

2014    201520162017(f)

1Q2QYoY

Nominal Consumption    55.5 55.857.155.813.414.5-1.4%

Export    32.3 31.631.032.37.67.7+ 3.5%

Production    74.1 74.174.375.118.018.8+ 1.9%

Import    13.7 13.213.713.03.03.5-7.8%

Incl. Semi-product    22.7 22.123.721.95.76.0-2.2%

* POSRI(2017.3)

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POSCO CEO Forum March 30, 2017

[Graphic Appears Here]

Raw Materials

Iron Ore    Coking Coal

Demand surge on sound sales of steelmakers and    Affected by temporarily eased restriction on coal

expectation for China s infrastructure expansion and    production by Chinese government and production

2017.1Q    boost in property market led to a quarterly price hike 2017.1Qexpansion from East Australia helped by fine climate

from 70 in 4Q 2016 to U$86/ton in 1Q 2017    condition during rainy season, spot price nosedived

from 266 in 4Q 2016 to U$170/ton in1Q 2017

_Global2Q fine ore price forecast at U$80/ton _    _GlobalOutlook for 2Q BM price of HCC at U$150~170/ton_

As iron ore port inventory stays at high level and price    Reflecting the sharp drop of spot price during 1Q, BM

2017.2Q    adjustment is expected due to price surge in short 2017.2Qprice is expected to be negotiated at significantly

period, price will steadily decrease to around $80/ton    lower level from previous quarter. Australian miners

for 2Q average    seasonally increases coal supply in 2Q, which will

further maintain weak price range

[Iron Ore Price] (US$/ton) [Coking Coal Price] (US$/ton)

86 285

80

58 200

55 70

46 58

110

93 93 150~170

55

48 89 84

81

2015 2015 2015 2016 2016 2016 2016 2017 2017 2015 2015 2015 2016 2016 2016 2016 2017 2017

2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q(f) 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q(f)

* 62% Fe IODEX CFR China (Quarterly Spot Average) * Premium LV HCC FOB Australia (Quarterly Benchmark Price)

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POSCO CEO Forum March 30, 2017